BEIJING BRUSSELS CENTURY CITY HONG KONG JAKARTA† LONDON LOS ANGELES NEWPORT BEACH	2765 Sand Hill Road Menlo Park, California 94025- 7019 TELEPHONE (650) 473-2600 FACSIMILE (650) 473-2601 www.omm.com	NEW YORK SAN FRANCISCO SEOUL SHANGHAI SINGAPORE TOKYO WASHINGTON, D.C.

January 14, 2014	WRITER’S DIRECT DIAL 650 473 2670

VIA EDGAR AND HAND DELIVERY	WRITER’S E-MAIL ADDRESS
jdepalma@omm.com

Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549 Attention: Jeffrey P. Riedler, Assistant Director	FOIA CONFIDENTIAL TREATMENT REQUESTED

Re:	Dicerna Pharmaceuticals, Inc. Registration Statement on Form S-1
(File No. 333-193150) Filed December 31, 2013

Dear Mr. Riedler:

We refer to the registration statement on Form S-1 (File No. 333-193150) filed by Dicerna Pharmaceuticals, Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission (the “Commission”) on December 31, 2013 (the “Registration Statement”). On behalf of the Company, we hereby supplementally submit this letter in connection with the review of the Registration Statement by the staff of the Commission (the “Staff”).

Due to the commercially sensitive nature of certain information contained herein, this submission is accompanied by a request for confidential treatment for selected portions of this letter. The Company has submitted a separate letter to the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations and a copy of this correspondence marked to show the portions omitted from the version filed separately with the Commission via EDGAR and for which the Company is requesting confidential treatment.

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Commission. Confidential Treatment Requested Under

17 C.F.R. § 200.83

†	In association with Tumbuan & Partners

January 14, 2014 - Page 2

The purpose of this letter is to notify the Staff that the offering price to be included on the cover of the Company’s preliminary prospectus is currently estimated to be within a range of $[***] and $[***] per share of common stock, par value $0.0001 per share, of the Company (“Common Stock”) in order to enable the Staff to complete its review of the Company’s option pricing and fair value determinations. The midpoint of the estimated price range assumes gross proceeds (before underwriting discount and commission and expenses) of $60 million to the Company in, and [***] million shares of Common Stock issued and outstanding on a fully-diluted basis after, consummation of the offering contemplated by the Registration Statement (the “Offering”), assuming no exercise of the underwriters’ option to purchase additional shares in the Offering and without taking into account shares of Common Stock to be reserved for issuance under the Company’s 2014 Performance Incentive Plan and 2014 Employee Stock Purchase Plan, each of which will become effective upon the completion of the Offering (the “New Incentive Plans”).

The estimated price range was determined based, in large part, on discussions that took place between January 3 and January 10, 2014, among the board of directors of the Company (the “Board”), senior management of the Company and representatives of Jefferies LLC, Leerink Partners LLC and Stifel, Nicolaus & Company, Incorporated, the underwriters for the Offering. The Company respectfully advises the Staff that the estimated price range is subject to further revision based on market conditions, business developments and other factors.

Fair Value Determinations

To facilitate the Staff’s review, the table below sets forth a list of all options granted to purchase shares of Common Stock from January 1, 2012 through the date of this letter (the “Review Period”), including the most recent option grant made by the Company on December 30, 2013. As discussed in more detail below, the exercise price of each option grant reflected in the table below was determined by the Board in each case, at the time it approved the option grant, to be not less than the fair market value of the Common Stock on the applicable grant date. However, as described below, the fair value of Common Stock for the option grant on December 30, 2013 reflected in the table below is estimated by a preliminary retrospective valuation as of December 31, 2013 (reported to the Company on January 9, 2014), which assumes the successful closing of the Offering in the near term with the estimated Offering price range.

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Commission. Confidential Treatment Requested Under

17 C.F.R. § 200.83

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Grant date	Award type	Number of common shares underlying options granted	Exercise price (options) or purchase price (restricted stock) per share	Common stock fair value per share on grant date
April 27, 2012	Option	3,330	$50.00		$50.00
September 11, 2012	Option	50	$50.00		$50.00
September 24, 2013	Option	1,401,000	$3.42		$3.42
December 4, 2013	Option	49,750	$3.42		$3.42
December 30, 2013	Option	156,250	$3.42	$	[***]	(1)

(1)	At the time of the option grant, the Board determined that the fair market value of Common Stock of $3.42 per share calculated in the contemporaneous valuation as of August 31, 2013 reasonably reflected the per share fair value of Common Stock as of December 30, 2013. However, as described below, a preliminary retrospective valuation as of December 31, 2013 (reported to the Company on January 9, 2014) assumes the successful closing of the Offering in the near term with the estimated Offering price range and estimates the fair value of Common Stock was $[***] as of December 31, 2013.

As disclosed in the Registration Statement on pages 56 through 62, the Company granted stock options at exercise prices that the Board determined at the time of the grant were not less than the fair market value of a share of Common Stock on the applicable grant dates. As there has been no public market for Common Stock to date, the Board determined the fair market value of Common Stock taking into consideration, among other factors, the most recent contemporaneous valuations of Common Stock. Contemporaneous valuations were completed as of January 31, 2012 and August 31, 2013. In addition, in determining whether any change in fair market value occurred between the most recent contemporaneous valuation and the particular grant date, the Board considered additional factors it believed to be relevant, including, when available, the prices paid in recent transactions involving the Company’s equity securities, as well as the Company’s stage of development, operating and financial performance and current business conditions.

As disclosed in the Registration Statement on page 59, the Company used the income approach to determine its enterprise value and the option pricing method to allocate the value of Common Stock in the contemporaneous valuation as of January 31, 2012. The Company used the same approach and method in the retrospective valuation as of December 31, 2012 as described on page 60 of the Registration Statement. As disclosed in the Registration Statement on page 61, the Company utilized a hybrid method, including two market approaches (namely the recent transactions method and guideline initial public offering transactions), and a sale below the liquidation preference scenario to value Common Stock as of August 31, 2013.

As disclosed in the Registration Statement on pages 60 and 62, the fair market value of Common Stock calculated in the contemporaneous valuation as of January 31, 2012, the retrospective valuation as of December 31, 2012 and the contemporaneous valuation as of August 31, 2013 was $50.00, $15.00 and $3.42 per share, respectively. The Company describes

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Commission. Confidential Treatment Requested Under

17 C.F.R. § 200.83

January 14, 2014 - Page 4

on pages 61 and 62 of the Registration Statement the rationale, including the delay in identifying product candidates and decline in the strength of private company equity markets, underlying the changes in the fair value per share of Common Stock between the aforementioned valuation dates. As further discussed in this letter, at each of these valuation dates, the Company was not consulting with the underwriters with respect to the estimated Offering price range, as such consultations did not commence until January 3, 2014.

As described in the Registration Statement on page 61, for the contemporaneous valuation as of August 31, 2013, the Company utilized an option pricing model to estimate the Company’s equity value, which was consistent with the purchase price of $7.00 per share the investors paid for shares of Series C preferred stock, par value $0.0001 per share, of the Company (“Series C Preferred Stock”) issued on July 30, 2013. The Company issued and sold an aggregate of 8,571,417 shares of Series C Preferred Stock for a total purchase price of approximately $60 million, about half of which, or 4,285,711 shares of Series C Preferred Stock, were purchased for cash payment of approximately $30 million by investors who did not previously hold any shares of the Company. Holders of Series C Preferred Stock are entitled to certain senior rights, preferences and privileges as compared to Common Stock, including a dividend preference as, if and when declared by the Board, a liquidation preference and a redemption right as set forth in the Company’s Amended and Restated Certificate of Incorporation, as currently in effect.

For the stock option granted on December 30, 2013, the Board determined, based on the factors noted above, that the fair market value of Common Stock of $3.42 per share calculated in the contemporaneous valuation as of August 31, 2013 reasonably reflected the per share fair market value of Common Stock on the date of the grant. However, in the context of the Offering and given the anticipated proximity of the Offering, the Company has conducted a preliminary retrospective valuation as of December 31, 2013, which takes into consideration the estimated Offering price range. The preliminary retrospective valuation as of December 31, 2013, which was reported to the Company on January 9, 2014, indicates that the fair market value of Common Stock on December 31, 2013 was $[***] per share. The Company plans to consider recognition of stock-based compensation charges in relation to the December 30, 2013 option grant, as appropriate.

The Company respectfully advises the Staff that the Board, which consists of individuals with significant experience in business, finance and investing, determines the fair market value of Common Stock based on all information available at the applicable time of grant. The Company further believes that the actions of the Board to determine the fair market value of Common Stock during the Review Period complied with the requirements of the Financial Accounting Standards Board’s Accounting Standards Codification Topic 718 (formerly Statement of Financial Accounting Standards No. 123(R), Share-Based Payment), the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held Company

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Commission. Confidential Treatment Requested Under

17 C.F.R. § 200.83

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Equity Securities Issued as Compensation (the “Practice Aid”), and the provisions in the Company’s stock option plans regarding the granting of options under the Company’s stock option plans and the applicable regulations of the Internal Revenue Code of 1986, as amended.

Reconciliation of Per Share Fair Value of Common Stock to Estimated Offering Price

The Company respectfully advises the Staff that it believes the difference between the fair market value of Common Stock of $3.42 as of August 31, 2013 and the midpoint of the estimated price range of $[***] per share is attributable to the updated market conditions presented to the Company by the underwriters that were used to help determine the initial public Offering price range. At the time the stock option was granted on December 30, 2013, the underwriters had not yet provided to the Company a proposed price range for the Offering. As is typical in initial public offerings, the estimated price range for the Offering was not derived using a formal determination of fair value but was determined by negotiation between the Company and the underwriters. Among the factors that were considered in setting the estimated price range were the following:

•	an analysis of the typical valuation ranges seen in recent initial public offerings for companies in the Company’s industry;

•	the general condition of the securities markets and the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies;

•	an assumption that there would be a receptive public trading market for pre-commercial biotechnology companies such as the Company; and

•	an assumption that there would be sufficient demand for Common Stock to support an offering of the size contemplated by the Registration Statement.

Specifically, the Company believes that the difference between the fair market value of Common Stock of $3.42 per share as of August 31, 2013 and the midpoint of the estimated price range of $[***] per share is primarily due to the following factors.

•	The contemporaneous valuation prepared as of August 31, 2013 contained multiple liquidity scenarios, including an initial public offering with an anticipated completion date in March 2014, to which the Company assigned a probability weighting of 50 percent. However, the consideration of different scenarios accounts for some but not all of the difference between the initial public offering price and the valuation as of August 31, 2013.

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Commission. Confidential Treatment Requested Under

17 C.F.R. § 200.83

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•	There have been no negative findings from the Company’s research and development programs since August 31, 2013 that would otherwise adversely affect the research and development efforts of the Company and reduce the value of Common Stock.

•	Capital market conditions have improved for companies in the Company’s industry, as evidenced by a recent increase in the number of public offerings by such companies and in the initial public offering valuations of such companies compared to the valuations in their most recent pre-initial public offering equity financings.

•	The estimated Offering price range necessarily assumes that the Offering has occurred, a public market for Common Stock has been created and that all of the outstanding shares of preferred stock, par value $0.0001 per share, of the Company (“Preferred Stock”) have converted into shares of Common Stock immediately prior to the completion of the Offering. Therefore, the estimated Offering price range excludes the marketability or illiquidity discounts associated with the timing or likelihood of an initial public offering, the superior rights and preferences of Preferred Stock and the alternative scenarios considered in the contemporaneous valuations over the past two years. The contemporaneous valuation as of August 31, 2013 included an illiquidity discount of ten percent and ten percent in the initial public offering and option pricing model scenarios, respectively.

•	The Company believes that there are investors in the public markets who may apply more qualitative and subjective valuation criteria to certain of the Company’s technologies and development programs than the valuation methods applied in the Company’s valuations, although there can be no assurance that this will in fact be the case. As described in the Registration Statement, as a private company, the Company used a more quantitative methodology to determine the fair value of Common Stock and this methodology differs from the methodology used to determine the estimated price range for the Offering. The estimated price range for the Offering was not derived using a formal determination of fair value but rather was determined by negotiation between the Company and the underwriters. In particular, the estimate of fair value of Common Stock as of August 31, 2013 was not a factor in setting the estimated price range for the Offering.

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Commission. Confidential Treatment Requested Under

17 C.F.R. § 200.83

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•	The price that investors are willing to pay in the Offering, for which the price range is intended to serve as an estimate, may take into account other things that have not been expressly considered in the Company’s prior valuations, are not objectively determinable and that valuation models are not able to quantify. The Company recently commenced its “testing-the-waters” meetings with potential investors in reliance on Section 5(d) of the Securities Act of 1933, as amended. Based on the Company’s preliminary discussions with potential investors, the Company believes that there will be interest in investing in a company with its profile and at its stage of development.

Conclusion

The Company believes that the fair value of a share of Common Stock applicable to each option grant is appropriate and demonstrates the efforts of the Board and the Company to consider all relevant factors available at each valuation date. The Company believes it has fully complied with all applicable rules and regulations for the determination of fair value, including the best practices outlined in the Practice Aid.

The Company respectfully advises the Staff that it will update the relevant disclosure in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in an amendment to the Registration Statement to provide a qualitative description of the aforementioned reconciling factors and to describe the retrospective valuation as of December 31, 2013. The Company plans to consider recognition of stock-based compensation charges in relation to the December 30, 2013 option grant, as appropriate.

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If you have any questions with respect to this letter, please call the undersigned at (650) 473-2670.

Sincerely,

/s/ Jennifer A. DePalma

Jennifer A. DePalma, Esq. of O’Melveny & Myers LLP

cc:	Douglas M. Fambrough, III, Ph.D., Dicerna Pharmaceuticals, Inc.
James E. Dentzer, Dicerna Pharmaceuticals, Inc.
Sam Zucker, Esq., O’Melveny & Myers LLP

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Commission. Confidential Treatment Requested Under

17 C.F.R. § 200.83